SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                              Assured Guaranty Ltd.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G0585R 10 6
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP NO.   G0585R 10 6                   13G                 Page 2 of 5 Pages
-------------------------------------------------------------------------------

1)       Names of Reporting persons: ACE Limited
         I.R.S. Identification Nos. of Above Persons (entities only): 98-0091805

-------------------------------------------------------------------------------

2)       Check the appropriate Box if a Member of a Group (See Instructions)
(a)      N/A
(b)      N/A

-------------------------------------------------------------------------------

3)       SEC Use Only

-------------------------------------------------------------------------------

4)       Citizenship of Place of Organization: Cayman Islands

-------------------------------------------------------------------------------
Number of Shares
Beneficially Owned by    (5)      Sole Voting Power: 26,000,000
Each Reporting Person
With
-------------------------------------------------------------------------------

                         (6)      Shared Voting Power: None

-------------------------------------------------------------------------------

                         (7)      Sole Dispositive Power: 26,000,000

-------------------------------------------------------------------------------

                         (8)      Shared Dispositive Power: None

-------------------------------------------------------------------------------

9)     Aggregate Amount Beneficially Owned by Each Reporting Person: 26,000,000

-------------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions): N/A

-------------------------------------------------------------------------------

11)    Percent of Class Represented by Amount in Row 9: 34.2%

-------------------------------------------------------------------------------

12)    Type of Reporting Person (See Instruction): HC, CO

-------------------------------------------------------------------------------

CUSIP NO.   G0585R 10 6                  13G                  Page 3 of 5 Pages
-------------------------------------------------------------------------------

Item 1(a):        Name of Issuer:

                  Assured Guaranty Ltd.

Item 1(b):        Address of Issuer's Principal Executive Offices:

                  30 Woodbourne Avenue
                  Hamilton HM 08
                  Bermuda

Item 2(a):        Name of Person Filing:

                  ACE Limited

Item 2(b):        Address of Principal Business Office or, if none, Residence:

                  ACE World Headquarters
                  17 Woodbourne Street
                  Hamilton HM 08
                  Bermuda

Item 2(c):        Citizenship:

                  Cayman Islands

Item 2(d):        Title of Class of Securities:

                  Common Shares, par value $0.01 per share

Item 2(e):        CUSIP Number:

                  G0585R 10 6

Item 3:           Not Applicable

Item 4(a):        Amount Beneficially Owned:

                  26,000,000 shares

Item 4(b):        Percent of Class:

                  34.2%

CUSIP NO.   G0585R 10 6                     13G               Page 4 of 5 Pages
-------------------------------------------------------------------------------

Item 4(c):        Number of Shares as to Which Such Person Has:

                  (i)    Sole power to vote or direct the vote:

                         26,000,000 shares

                  (ii)   Shared power to vote or direct the vote:

                         None

                  (iii)  Sole power to dispose or direct the disposition of:

                         26,000,000 shares

                  (ii)   Shared power to dispose or direct the disposition of:

                         None

Item 5:           Ownership of Five Percent or Less of a Class:

                  N/A

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  ACE Bermuda Insurance Ltd., a wholly owned subsidiary of the filer.

Item 8:           Identification and Classification of Members of the Group:

                  N/A

Item 9:           Notice of Dissolution of Group:

                  N/A

Item 10:          Certifications:

                  N/A

CUSIP NO.   G0585R 10 6                 13G                   Page 5 of 5 Pages
-------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005                   ACE Limited


                                         By:   /s/ Peter Mear
                                               -------------------------------
                                               Peter Mear
                                               General Counsel and Secretary